Exhibit 99.20

Financial Statements December 31, 2020

(Stated in Canadian Dollars)

Grant Thornton LLP 11th Floor 200 King Street West, Box 11 Toronto, ON M5H 3T4 T +1 416 366 0100 F +1 416 360 4949

Independent auditor’s report

To the Shareholders of i-80 Gold Corp.

Opinion

We have audited the financial statements of i-80 Gold Corp. (“the Company”), which comprise the statements of financial position as at December 31, 2020 and November 10, 2020, and statements of income (loss) and comprehensive income (loss), statements of changes in equity, and statements of cash flows for the fifty-two (52) day period ended December 31, 2020, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and November 10, 2020, and its financial performance and its cash flows for the fifty-two (52) day period ended December 31, 2020 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information Other than the Consolidated Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

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We obtained the Management Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

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•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Grant Thornton LLP
Toronto, Canada	Chartered Professional Accountants
April 26, 2021	Licensed Public Accountants

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(Incorporated under the laws of British Columbia)

STATEMENT OF FINANCIAL POSITION

(Stated in Canadian Dollars)

	Note	December 31, 2020	November 10, 2020
ASSETS Current assets Cash		$1	$1
Total current assets		1	1
Total assets		$1	$1
LIABILITIES
Total liabilities		—	—
EQUITY Share capital	3	1	1
Total equity		1	1
Total liabilities and equity		$1	$1

Subsequent events [Note 4]

See accompanying notes to the financial statements

Approved by the Board of Directors and authorized for issue on April 26, 2021

"John Seaman"	"Ewan Downie"
Director	Director

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(Incorporated under the laws of British Columbia)

STATEMENT OF INCOME / (LOSS) AND COMPREHENSIVE INCOME / (LOSS)

(Stated in Canadian Dollars)

For the period November 10 to December 31, 2020

Income / (loss) for the period	$—

Total comprehensive income / (loss) for the period	$—

See accompanying notes to the financial statements

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(Incorporated under the laws of British Columbia)

STATEMENT OF CASH FLOWS

(Stated in Canadian Dollars)

For the period November 10 to December 31, 2020
	Note
FINANCING ACTIVITIES Share issued upon incorporation	3	$1
Cash provided by financing activities		$1
Change in cash and cash equivalents during the period Cash and cash equivalents, beginning of the period		1 —
Cash and cash equivalents, end of the period		$1

See accompanying notes to the financial statements

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(Incorporated under the laws of British Columbia)

STATEMENT OF CHANGES IN EQUITY

(Stated in Canadian Dollars, expect for share data)

Issued and outstanding	Note	Number of shares	Share capital
Balance as at November 10, 2020 Share issued upon incorporation	3	— 1	— 1
Balance as at December 31, 2020		1	$1

See accompanying notes to the financial statements

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(Incorporated under the laws of British Columbia)

NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

1.	NATURE OF BUSINESS

i-80 Gold Corp (the "Company"), is a Canadian Company incorporated on November 10, 2020. The Company's principal shareholder is Premier Gold Mines Limited ("Premier"). The Company's head office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8.

Plan of Arrangement with Equinox Gold Corp.

On December 16, 2020, Premier, Equinox Gold Corp. ("Equinox Gold") and the Company entered into a definitive arrangement agreement (the "Agreement") whereby Equinox Gold will acquire all of the outstanding shares of Premier by way of a plan of arrangement (the "Transaction"). Under the Transaction, Premier will transfer its ownership interest in it 100% wholly-owned subsidiary Premier Gold Mines USA Inc. ("Premier USA") to the Company in consideration for shares of the Company, so that the Company will become the indirect owner of the U.S. gold projects currently owned by Premier through Premier USA (the "Premier USA Ownership Interests"). Following the transfer of the Premier USA Ownership Interests to the Company, Premier will distribute 70% of the issued and outstanding shares of the Company to Premier shareholders pursuant to the Transaction, while Equinox Gold (through its 100% ownership in Premier) will hold approximately 30% of the issued and outstanding shares of the Company upon completion of the Transaction. The Transaction closed on April 7, 2021, as further described in Note 4 of these financial statements.

Osgood Mining Company LLC Acquisition Agreement

On August 10, 2020, Premier together with Premier USA announced that it had entered into a definitive purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Getchell Project in the Getchell gold belt near Winnemucca, Nevada (“Getchell” or the “Getchell Project”) for consideration consisting of US$23 million in cash and US$27 million in common shares of the Company, plus contingent value rights and warrants.

Upon completion of the Transaction, Getchell will be 100% held by Premier USA and become one of its core Nevada assets in conjunction with the spin-off of Premier’s U.S. assets as further described in Note 4 of these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The financial statements have been prepared using the measurement bases specified by International Financial Reporting Standards ("IFRS") for each type of asset, liability, income and expense. Measurement bases are more fully described in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

(b)	Functional and presentation currency

Functional currency

The functional currency of the Company is the Canadian Dollar ("CAD") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers the following indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Presentation currency

The Company's presentation currency is Canadian dollars. Reference to $ or CAD is to Canadian dollars, reference to US$ or USD is to United States dollars.

(c)	Cash

Cash is comprised of cash on hand.

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(Incorporated under the laws of British Columbia)

NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

(d)	Share capital

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of new shares or options are also shown in equity as a deduction.

Holders of the Company's common stock will be entitled to receive dividends out of any of the funds legally available when, as and if declared by the Board. Each holder of the Company's common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote.

3.	SHARE CAPITAL

(a)	Authorized share capital

At December 31, 2020, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)	Issued share capital

Upon incorporation the Company issued 1 fully paid and non-assessable common share to Premier.

4.	SUBSEQUENT EVENTS

Plan of Arrangement with Equinox Gold

On February 23, 2021, Premier's securityholders voted to approve the Transaction as described in Note 1 of these financial statements. By approving the Transaction, Premier securityholders also approved the spin-out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of

$2.60 per subscription receipt for aggregate gross proceeds of approximately $80.4 million. The offering was conducted on a marketed private placement basis through a syndicate of agents led by CIBC World Markets Inc., and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc.

Concurrently with the offering, Equinox Gold had advanced to the Company a US$20.75 million bridge loan that was used by the Company for the purposes of making a US$20.75 million cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The loan matured and was repaid within 10 banking days following the closing of the Transaction in accordance with the agreement.

On March 29, 2021, Premier announced that the Federal Economic Competition Commission in Mexico (COFECE) has granted approval of the proposed Transaction with Equinox Gold. Additionally, the Toronto Stock Exchange has conditionally approved the listing of the common shares of the Company in connection with the Transaction.

Pursuant to the closing of the Transaction on April 7, 2021, Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and 0.4 of a share of the Company for each Premier share held.

Getchell Project

On April 15, 2021, the Company, together with Premier Gold Mines USA Inc. completed the purchase agreement with affiliates of Waterton to acquire from Waterton all of the outstanding membership interests of Osgood, as further described in Note 1 of these financial statements. Consideration paid to Waterton consisted of (i) US$23 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price $3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of US$5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and an additional US$5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

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(Incorporated under the laws of British Columbia)

NOTES TO THE FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

Financing Agreements

Also in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company has agreed to sell, and Orion has agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the McCoy-Cove Project, and the Getchell Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the Main Stream Area, and (ii) 50% of the refined silver from the Exploration Stream Area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

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